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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                     No X
                                 ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein is a press release, dated
February 17, 2004, regarding an acquisition of shares of Tefron by a partnership controlled by FIMI Opportunity Fund and certain other co-investors.
















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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TEFRON LTD.
                                          (Registrant)


                                           By: /s/ Gil Rozen
                                              -------------------------------
                                              Name: Gil Rozen
                                              Title: Chief Financial Officer


                                           By: /s/ Hanoch Zlotnik
                                              -------------------------------
                                              Name: Hanoch Zlotnik
                                              Title: Finance Manager


Date: February 19, 2004



                                       3
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                                             NEWS

FINANCIAL
RELATIONS BOARD
                                             FOR YOUR INFORMATION:
                                             RE: Tefron Ltd.
                                              28 Chida Street
                                              Bnei-Brak  51371
                                              Israel
                                              (NYSE: TFR)

AT THE COMPANY                   AT FINANCIAL RELATIONS BOARD
--------------                   Marilynn Meek - General Info. - (212) 445-8451
Mr. Gil Rozen
Chief Financial Officer
972-3-579-8701
Fax:  972-3-579-8715


                 TEFRON ANNOUNCES ACQUISITION OF SHARES BY FIMI.

                MACPELL, ARWOL AND FIMI ENTERED INTO SHAREHOLDER
                    AGREEMENT HOLDING JOINTLY 60% OF TEFRON.

BNEI-BRAK, ISRAEL, FEBRUARY 17, 2004 - Tefron Ltd. (NYSE:TFR) one of the world's leading producers of seamless intimate apparel, announced today that it has entered into a Share Purchase Agreement ("SPA") with a partnership (the "INVESTOR") controlled by FIMI Opportunity Fund ("FIMI") and certain other co-investors including Mivtach Shamir Holding Corporation Ltd. Under the SPA the Investor will, subject to the fulfillment of certain terms precedents, invest in the Company $15 million in cash for approximately 3.53 million ordinary shares of Tefron at a base price of $4.25 per share.

In addition to the SPA, the Investor entered into an agreement ("ADDITIONAL PURCHASE AGREEMENT") with the major shareholders of Tefron, Macpell Industries Ltd. ("MACPELL") and its controlling shareholder Arwol Holdings Ltd. ("ARWOL"), to purchase from them additional 1,365,000 ordinary shares of Tefron, at a base price of $5.538 per share and an aggregate purchase price of about $7.56 million. The additional purchase agreement includes a shareholders agreement between the Investor, Macpell and Arwol. Subsequent to the consummation of all transactions contained in the SPA and in the Additional Purchase Agreement, the Investor will join the controlling group of Macpell and Arwol. The controlling group will hold approximately 60% of the issued share capital of the Company of which the Investor will be holding about half of it.

According to the SPA, the base price per share for Tefron and for Macpell and Arwol will be subject to adjustments and may be increased or reduced by up to $0.75 per share. In the event a reduction is required, Tefron will have the discretion to issue additional shares to the Investor or to refund a proportionate amount of what was paid by the Investor to Tefron. Similar discretion is provided to Macpell and Arwol under the Additional Purchase Agreement.

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The Investor has also entered into a Registration Rights Agreement with Tefron, identical to that entered into by Tefron Arwol and Macpell in November 2003, with a change to permit a demand for a Form F-3 "shelf registration", which will be added to the existing Registration Rights Agreements.

The execution of the agreements is subject, among other things, to the approval of the SPA by the shareholders of Tefron and new financing arrangements between Tefron and its financing banks, and the Investor and its financing banks. The Investor may terminate the agreements in the event that the average closing price of Tefron's shares on NYSE over consecutive 30 trading days immediately preceding the closing date shall be less than US $ 3.14.

Mr. Yos Shiran, Chief Executive Officer of Tefron stated, "We are most pleased to have FIMI invest in our Company. FIMI has a reputation of identifying the potential in industrial companies and we expect to benefit from their experience. We intend to use the capital raised by the Company in this transaction mainly to further reduce our bank debt and to finance capital expenditures intended to support our growth plans."

Mr. Shiran added: "2003 was a challenging year for Tefron. During that period we have invested heavily in developing new markets with diversification into the swimwear and activewear markets, while consolidating production lines. All those strategic steps were tougher than expected and required tackling the production of short runs while investing in new equipment and production lines. These steps affected us with temporary production difficulties, lower productivity, postponed deliveries and additional costs. Accordingly we expect that the financial results for the fourth quarter of 2003 will be below our projections; we finalized the quarter with sales of about $40.5 million and a net loss of around $2 million. However, our sales backlog now is at a record high and we expect to see the fruits of our efforts in 2004."

Mr. Arie Wolfson, Chairman of Tefron, Macpell and Arwol stated: "Tefron and its controlling shareholders are enthusiastic about our new partners, headed by FIMI in their investment into Tefron and welcome their joining Tefron's controlling group of shareholders. We feel that this investment will strengthen Tefron and the expected cooperation will be beneficiary for Tefron and all its shareholders."

Mr. Ishay Davidi, Chief Executive Officer of FIMI stated: "FIMI and Mivtach Shamir have high expectations and trust in Tefron and its management headed by Mr. Yos Shiran. We see Tefron as a company with a high growth potential. We feel that the newly formed controlling shareholder group of Tefron, coupled with Tefron's unique products, technology and their management will bring strong future and prosperity to the company and its shareholders."

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits, swim wear, beach wear and active wear.

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THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.